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[CONFORMED COPY]                                                     Exhibit 3.1


                              AMENDED AND RESTATED

                            ARTICLES OF INCORPORATION

                                       OF

                         TOLLGRADE COMMUNICATIONS, INC.

         1. Name. The name of the Corporation is Tollgrade Communications, Inc.

         2. Address of Registered Office. The address of the Corporation's registered office in the Commonwealth of Pennsylvania is 493 Nixon Road, Cheswick, Allegheny County, PA 15024.

         3. Capital Stock. (a) Generally. The authorized capital stock of the Corporation shall be: 25,000,000 shares of Common Stock, par value of $.20 per share, and 10,000,000 shares of Preferred Stock, par value of $1.00 per share.

         (b) Preferred Stock. The Board of Directors is authorized, at any time or from time to time, to divide any or all of the shares of Preferred Stock into one or more series, and in the resolution or resolutions establishing the series to fix and determine the number of shares and the designation of such series, so as to distinguish it from the shares of all other series and classes, and to fix and determine the voting rights, preferences, limitations, qualifications, privileges, options, conversion rights, restrictions and other special or relative rights of the Preferred Stock or of such series, to the fullest extent now or hereafter permitted by the laws of the Commonwealth of Pennsylvania including, but not limited to, the variations between different series in the following respects: (i) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased or decreased (but not below the number of shares thereof then outstanding) from time to time by the Board of Directors; (ii) the annual dividend rate for such series, and the date or dates from which dividends shall commence to accrue; (iii) the price or prices at which, and the terms and conditions on which, the shares of such series may be made redeemable; (iv) the purchase or sinking fund provisions, if any, for the purchase of redemption of shares of such series; (v) the preferential amount or amounts payable upon shares of such series in the event of liquidation, dissolution, or winding up of the Corporation; (vi) the voting rights, if any, of shares of such series; (vii) the terms and conditions, if any, upon which shares of such series may be converted and the class or classes or series of shares of the Corporation or other securities into which such shares may be converted; (viii) the relative seniority, priority or junior rank of such series as to dividends or assets with respect to any other classes or series of stock then or thereafter to be issued; and (ix) such other terms, qualifications, privileges, limitations, options, restrictions, and special or relative rights and preferences, if any, of shares of such series as the Board of Directors may, at the time of such resolution or resolutions, lawfully fix or determine



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under the laws of the Commonwealth of Pennsylvania. Unless otherwise provided in a resolution or resolutions establishing any particular series of Preferred Stock, the aggregate number of authorized shares of Preferred Stock may be increased by an amendment to the Articles approved solely by the holders of the Common Stock. The Common Stock shall be subject to the prior rights and preferences, if any, of any series of Preferred Stock outstanding according to the terms of such series.

         (c) No Cumulative Voting. Shareholders shall not be entitled to cumulative voting rights in the election of directors.


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